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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March 2003

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F  ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes ___ No   X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________



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                                   ELTEK LTD.



6-K Items


1. Eltek Ltd. Press Release re Eltek Immersion Gold Plating Line Damaged in Fire dated March 5, 2003.

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                                                                          ITEM 1


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Press Release                                                 Source: Eltek Ltd.

               Eltek Immersion Gold Plating Line Damaged in Fire

Wednesday March 5, 8:05 am ET

   Company Fully Insured for Damages Resulting from Malfunctioning Thermostat

PETACH-TIKVA, Israel, March 5 /PRNewswire-FirstCall/ -- Eltek Ltd. (Nasdaq: ELTK
- News), the leading Israeli manufacturer of advanced circuitry solutions, today announced that a fire occurred at its production facility in Peta ch-Tikva on Friday, February 28, 2003.

The fire, which began as a result of a malfunctioning heat bath thermostat on its immersion gold plating line, took place during the early morning hours, and no injuries were reported. While the line was rendered inoperable as a result of the fire, the Company is fully insured for damages and has already begun repairing the line to get it operational on an interim basis. Additionally, the Company is proceeding with plans for a new line to replace the one damaged in the fire. It is expected that the temporary line will be running within several weeks, and the new line will be operational in several months. Until its temporary line is operational, the Company has engaged several subcontractors in Israel and Europe to perform the immersion gold plating process. In addition, the Company noted that it is insured for any potential loss of income that should arise as a result of this incident.

Arieh Reichart, President and CEO of Eltek said, "This was a very unfortunate accident, we are extremely thankful that no one was hurt as a result of it. We are operating under our contingency plan, using subcontractors for this process, and are fully committed to rebuilding the line that was damaged so that we can resume complete operation as quickly as possible."

About Eltek

Eltek is one of Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

You may register to receive Eltek's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at http://www.kcsa.com .



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ELTEK LTD.
                                     ------------
                                     (Registrant)



                                     By: /s/Arieh Reichart
                                         --------------------------------
                                         Arieh Reichart
                                         President and Chief Executive Officer



Date:   March 6, 2003